UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of July 2002

CINAR Corporation
(translation of registrant's name into English)

1055, René Lévesque Blvd East, Montreal, Quebec, Canada H2L 4S5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____ Form 40-F X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2002

CINAR CORPORATION
(Registrant)

By: ________________
Barrie Usher
President & Chief Executive Officer
(Signature)*

* Print the name and title of the signing officer under his signature.

EXHIBIT

Press Release, dated July 12, 2002 – CINAR CORPORATION CALLS FOR LIQUIDATION OF GLOBE-X CANADIANA LIMITED AND GLOBE-X MANAGEMENT LIMITED news release

CINAR®

For immediate release

CINAR CORPORATION CALLS FOR LIQUIDATION OF GLOBE-X CANADIANA LIMITED AND GLOBE-X MANAGEMENT LIMITED

Montréal (Qc) Canada – July 12, 2002 - CINAR Corporation advises it has today petitioned the Supreme Court of the Bahamas for permission to wind-up Globe-X Canadiana Limited and Globe-X Management Limited and to appoint PricewaterhouseCoopers as liquidator. This action is being taken due to the failure by Globe-X to pay the balance of US $39,368,000 plus interest of US $4,700,000 still outstanding from an original principal amount of US $122,000,000 invested with Globe-X.

Under an Agreement dated October 20, 2000, Globe-X had committed to make weekly payments until August 17, 2001 at which time the entire amount was required to be paid. Since October 24, 2000, a total of US $11,600,000 has been repaid, however, as has been previously advised, Globe-X defaulted in making the contemplated weekly payments and failed to make the final payment called for in August 2001.

In addition, despite repeated representations from Globe-X representatives that they were attempting to raise funds or to monetize assets to cure the situation, Globe-X has failed to effect full repayment to CINAR or to make any repayment of principal during the past two months.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. CINAR's web site is www.cinar.com.

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Contact:
Louise Sansregret, M.A., M.B.A.
Vice President, Corporate affairs & Corporate Secretary
CINAR Corporation
(514) 843-7070